  Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2019	January 31, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Interest, Dividend and Fee Income
Loans	$4,814	$4,795	$3,838	$9,609	$7,543
Securities (Note 2)	1,405	1,314	962	2,719	1,890
Deposits with banks	183	222	152	405	274
	6,402	6,331	4,952	12,733	9,707
Interest Expense
Deposits	2,110	2,079	1,372	4,189	2,573
Subordinated debt	69	70	57	139	110
Other liabilities	1,088	1,010	857	2,098	1,483
	3,267	3,159	2,286	6,426	4,166
Net Interest Income	3,135	3,172	2,666	6,307	5,541
Non-Interest Revenue (Note 1)
Securities commissions and fees	254	248	249	502	510
Deposit and payment service charges	290	291	277	581	553
Trading revenues	111	93	258	204	346
Lending fees	277	277	236	554	483
Card fees	116	105	112	221	200
Investment management and custodial fees	426	428	437	854	861
Mutual fund revenues	356	347	376	703	742
Underwriting and advisory fees	261	244	214	505	435
Securities gains, other than trading	42	49	38	91	105
Foreign exchange gains, other than trading	51	38	63	89	99
Insurance revenue	710	1,049	460	1,759	967
Investments in associates and joint ventures	52	29	41	81	85
Other	132	147	153	279	291
	3,078	3,345	2,914	6,423	5,677
Total Revenue	6,213	6,517	5,580	12,730	11,218
Provision for Credit Losses (Note 3)	176	137	160	313	301
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	561	926	332	1,487	693
Non-Interest Expense (Note 1)
Employee compensation	2,010	2,072	2,012	4,082	3,975
Premises and equipment	767	728	672	1,495	1,336
Amortization of intangible assets	138	133	129	271	252
Travel and business development	143	126	130	269	243
Communications	78	74	75	152	142
Professional fees	141	121	143	262	268
Other	318	303	364	621	709
	3,595	3,557	3,525	7,152	6,925
Income Before Provision for Income Taxes	1,881	1,897	1,563	3,778	3,299
Provision for income taxes (Note 12)	384	387	317	771	1,080
Net Income attributable to Bank shareholders	$1,497	$1,510	$1,246	$3,007	$2,219
Earnings Per Share (Canadian $) (Note 11)
Basic	$2.27	$2.28	$1.87	$4.55	$3.30
Diluted	2.26	2.28	1.86	4.54	3.29
Dividends per common share	1.00	1.00	0.93	2.00	1.86

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

36 BMO Financial Group Second Quarter Report 2019

  Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2019	January 31, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Net Income	$1,497	$1,510	$1,246	$3,007	$2,219
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	46	187	(105)	233	(218)
Reclassification to earnings of (gains) in the period (2)	(15)	(14)	(23)	(29)	(36)
	31	173	(128)	204	(254)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	433	757	(106)	1,190	(701)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period (4)	49	37	84	86	115
	482	794	(22)	1,276	(586)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	556	(25)	1,059	531	(31)
Unrealized gains (losses) on hedges of net foreign operations (5)	(103)	13	(181)	(90)	(50)
	453	(12)	878	441	(81)
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(2)	(148)	27	(150)	99
Gains (losses) on remeasurement of own credit risk on financial liabilities designed at fair value (7)	(98)	79	42	(19)	(32)
	(100)	(69)	69	(169)	67
Other Comprehensive Income (Loss), net of taxes	866	886	797	1,752	(854)
Total Comprehensive Income attributable to Bank shareholders	$2,363	$2,396	$2,043	$4,759	$1,365

(1)	Net of income tax (provision) recovery of $(17) million, $(61) million, $30 million for the three months ended, and $(78) million, $54 million for the six months ended, respectively.
(2)	Net of income tax provision of $5 million, $5 million, $8 million for the three months ended, and $10 million, $12 million for the six months ended, respectively.
(3)	Net of income tax (provision) recovery of $(156) million, $(274) million, $39 million for the three months ended, and $(430) million, $240 million for the six months ended, respectively.
(4)	Net of income tax (recovery) of $(18) million, $(13) million, $(30) million for the three months ended, and $(31) million, $(41) million for the six months ended, respectively.
(5)	Net of income tax (provision) recovery of $38 million, $(5) million, $65 million for the three months ended, and $33 million, $18 million for the six months ended, respectively.
(6)	Net of income tax (provision) recovery of $1 million, $54 million, $(10) million for the three months ended, and $55 million, $(60) million for the six months ended, respectively.
(7)	Net of income tax (provision) recovery of $36 million, $(29) million, $(15) million for the three months ended, and $7 million, $11 million for the six months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2019 37

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2019	January 31, 2019	October 31, 2018
Assets
Cash and Cash Equivalents	$35,839	$40,470	$42,142
Interest Bearing Deposits with Banks	7,518	7,609	8,305
Securities (Note 2)
Trading	100,991	101,486	99,697
Fair value through profit or loss	12,904	12,280	11,611
Fair value through other comprehensive income	68,668	66,696	62,440
Debt securities at amortized cost	7,881	7,272	6,485
Other	782	742	702
	191,226	188,476	180,935
Securities Borrowed or Purchased Under Resale Agreements	110,405	100,699	85,051
Loans
Residential mortgages	120,778	120,039	119,620
Consumer instalment and other personal	64,454	63,241	63,225
Credit cards	8,467	8,187	8,329
Business and government	221,253	207,765	194,456
	414,952	399,232	385,630
Allowance for credit losses (Note 3)	(1,710)	(1,628)	(1,639)
	413,242	397,604	383,991
Other Assets
Derivative instruments	20,627	21,633	26,204
Customers’ liability under acceptances	21,702	21,529	18,585
Premises and equipment	1,983	1,971	1,986
Goodwill	6,500	6,388	6,373
Intangible assets	2,331	2,285	2,272
Current tax assets	1,309	1,469	1,515
Deferred tax assets	1,765	1,813	2,039
Other	16,023	14,651	14,677
	72,240	71,739	73,651
Total Assets	$830,470	$806,597	$774,075
Liabilities and Equity
Deposits (Note 6)	$548,837	$532,199	$520,928
Other Liabilities
Derivative instruments	21,549	23,188	24,411
Acceptances	21,702	21,529	18,585
Securities sold but not yet purchased	32,023	30,407	28,804
Securities lent or sold under repurchase agreements	87,039	87,783	66,684
Securitization and structured entities’ liabilities	25,621	23,969	25,051
Current tax liabilities	42	84	50
Deferred tax liabilities	73	73	74
Other	37,236	33,196	36,985
	225,285	220,229	200,644
Subordinated Debt (Note 6)	6,953	6,820	6,782
Equity
Preferred shares (Note 7)	4,690	4,340	4,340
Common shares (Note 7)	12,939	12,914	12,929
Contributed surplus	307	308	300
Retained earnings	27,405	26,599	25,850
Accumulated other comprehensive income	4,054	3,188	2,302
Total Equity	49,395	47,349	45,721
Total Liabilities and Equity	$830,470	$806,597	$774,075

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

38 BMO Financial Group Second Quarter Report 2019

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Preferred Shares (Note 7)
Balance at beginning of period	$4,340	$4,240	$4,340	$4,240
Issued during the period	350	-	350	-
Balance at End of Period	4,690	4,240	4,690	4,240
Common Shares (Note 7)
Balance at beginning of period	12,914	13,020	12,929	13,032
Issued under the Stock Option Plan	25	7	30	55
Repurchased for cancellation	-	(101)	(20)	(161)
Balance at End of Period	12,939	12,926	12,939	12,926
Contributed Surplus
Balance at beginning of period	308	306	300	307
Stock option expense, net of options exercised	-	(3)	4	(9)
Other	(1)	1	3	6
Balance at End of Period	307	304	307	304
Retained Earnings
Balance at beginning of period	26,599	23,893	25,850	23,700
Impact from adopting IFRS 9	-	-	-	99
Net income attributable to Bank shareholders	1,497	1,246	3,007	2,219
Dividends – Preferred shares	(48)	(46)	(100)	(91)
– Common shares	(639)	(596)	(1,278)	(1,196)
Share issue expense	(4)	-	(4)	-
Common shares repurchased for cancellation (Note 7)	-	(387)	(70)	(621)
Balance at End of Period	27,405	24,110	27,405	24,110
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(142)	(125)	(315)	56
Impact from adopting IFRS 9	-	-	-	(55)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	46	(105)	233	(218)
Reclassification to earnings of (gains) in the period	(15)	(23)	(29)	(36)
Balance at End of Period	(111)	(253)	(111)	(253)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(280)	(746)	(1,074)	(182)
Gains (losses) on derivatives designated as cash flow hedges arising during the period	433	(106)	1,190	(701)
Reclassification to earnings of losses on derivatives designated as cash flow hedges in the period	49	84	86	115
Balance at End of Period	202	(768)	202	(768)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,715	2,506	3,727	3,465
Unrealized gains (losses) on translation of net foreign operations	556	1,059	531	(31)
Unrealized (losses) on hedges of net foreign operations	(103)	(181)	(90)	(50)
Balance at End of Period	4,168	3,384	4,168	3,384
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	21	(20)	169	(92)
Gains (losses) on remeasurement of pension and other employee future benefit plans	(2)	27	(150)	99
Balance at End of Period	19	7	19	7
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(126)	(255)	(205)	(181)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(98)	42	(19)	(32)
Balance at End of Period	(224)	(213)	(224)	(213)
Total Accumulated Other Comprehensive Income	4,054	2,157	4,054	2,157
Total Shareholders’ Equity	$49,395	$43,737	$49,395	$43,737

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group Second Quarter Report 2019 39

  Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Cash Flows from Operating Activities
Net Income	$1,497	$1,246	$3,007	$2,219
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	1	1	1	2
Net (gain) on securities, other than trading	(43)	(39)	(92)	(107)
Net (increase) decrease in trading securities	1,532	6,505	(476)	1,796
Provision for credit losses (Note 3)	176	160	313	301
Change in derivative instruments – decrease in derivative asset	190	7,688	6,326	4,591
– (decrease) in derivative liability	(1,308)	(8,901)	(3,727)	(4,833)
Amortization of premises and equipment	111	98	216	195
Amortization of other assets	54	58	107	117
Amortization of intangible assets	138	129	271	252
Net decrease in deferred income tax asset	68	77	302	683
Net (decrease) in deferred income tax liability	(1)	(23)	(3)	(50)
Net (increase) decrease in current income tax asset	206	53	246	(711)
Net (decrease) in current income tax liability	(47)	(10)	(11)	(86)
Change in accrued interest – (increase) in interest receivable	(91)	(137)	(197)	(151)
– increase in interest payable	121	168	172	135
Changes in other items and accruals, net	1,473	2,997	(298)	(19)
Net increase in deposits	11,490	2,344	23,898	9,458
Net (increase) in loans	(12,526)	(6,835)	(26,902)	(11,185)
Net increase (decrease) in securities sold but not yet purchased	1,391	(1,300)	3,015	308
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,073)	4,360	19,789	23,653
Net (increase) in securities borrowed or purchased under resale agreements	(8,462)	(9,396)	(24,614)	(19,724)
Net increase (decrease) in securitization and structured entities’ liabilities	1,535	(131)	465	492
Net Cash Provided by (Used in) Operating Activities	(4,568)	(888)	1,808	7,336
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	1,344	15	(1,348)	827
Proceeds from issuance of covered bonds	-	2,706	1,878	2,706
Redemption of covered bonds	-	-	(2,254)	(567)
Proceeds from issuance of subordinated debt (Note 6)	-	-	-	1,566
Repayment of subordinated debt (Note 6)	-	(900)	-	(900)
Proceeds from issuance of preferred shares (Note 7)	350	-	350	-
Share issue expense	(4)	-	(4)	-
Proceeds from issuance of common shares (Note 7)	22	7	26	55
Common shares repurchased for cancellation (Note 7)	-	(488)	(90)	(782)
Cash dividends paid	(691)	(645)	(1,348)	(1,276)
Net Cash Provided by (Used in) Financing Activities	1,021	695	(2,790)	1,629
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	236	(615)	912	(1,105)
Purchases of securities, other than trading	(10,795)	(13,442)	(26,265)	(21,837)
Maturities of securities, other than trading	3,554	2,239	7,789	5,549
Proceeds from sales of securities, other than trading	5,763	5,831	12,323	11,897
Premises and equipment – net (purchases)	(95)	(54)	(186)	(119)
Purchased and developed software – net (purchases)	(159)	(135)	(304)	(267)
Net Cash (Used in) Investing Activities	(1,496)	(6,176)	(5,731)	(5,882)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	412	1,132	410	240
Net increase (decrease) in Cash and Cash Equivalents	(4,631)	(5,237)	(6,303)	3,323
Cash and Cash Equivalents at Beginning of Period	40,470	41,159	42,142	32,599
Cash and Cash Equivalents at End of Period	$35,839	$35,922	$35,839	$35,922
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period	$3,133	$1,885	$6,243	$3,752
Income taxes paid in the period	$309	$208	$713	$1,077
Interest received in the period	$5,819	$4,340	$11,617	$8,674
Dividends received in the period	$440	$426	$843	$846

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

BMO Financial Group Second Quarter Report 2019 40

Notes to Consolidated Financial Statements

April 30, 2019 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2018, with the exception of the adoption of IFRS 15 Revenue from Contracts with Customers discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2018 as set out on pages 148 to 209 of our 2018 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2019.

Changes in Accounting Policy

Effective November 1, 2018, we adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). We elected to retrospectively present prior periods as if IFRS 15 had always been applied. Under the new standard, the primary impact is the reclassification of amounts within the Consolidated Statement of Income. As a result, loyalty rewards and cash promotion costs on cards previously recorded in non-interest expense are presented as a reduction in non-interest revenue. In addition, when customers reimburse us for certain out-of-pocket expenses incurred on their behalf, we will record the reimbursement in non-interest revenue. Previously, these reimbursements were recorded as a reduction in the related expense. There is also minimal impact to net income resulting from the fact that IFRS 15 does not require discounting of loyalty reward liabilities and we will amortize costs to obtain card customers, which were previously expensed as incurred.

The following table summarizes the impacts of applying IFRS 15 on our prior period Consolidated Statement of Income:

(Canadian $ in millions)	For the three months ended	For the six months ended
	April 30, 2018	April 30, 2018
Increase (decrease) in
Non-Interest Revenue
Securities commissions and fees	(2)	(3)
Deposit and payment service charges	(2)	(5)
Card fees	(37)	(77)
Investment management and custodial fees	2	3
Underwriting and advisory fees	1	3
Other	1	2
	(37)	(77)
Non-Interest Expense
Employee compensation	1	1
Travel and business development	(43)	(87)
Professional fees	2	4
Other	3	4
	(37)	(78)
Provision for income taxes	-	1
Net Income	-	-

Future Changes in IFRS

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which provides guidance whereby lessees will recognize a liability for the present value of future lease liabilities and record a corresponding asset on the balance sheet for most leases. There are minimal changes to lessor accounting. IFRS 16 is effective for our fiscal year beginning November 1, 2019.

We have substantially completed our lease assessment and are upgrading our lease administration system. In addition, we are developing future processes and internal controls to enable the application of IFRS 16 in 2019.

The main impact for the Bank will be recording real estate leases on the balance sheet. Currently, most of our real estate leases are classified as operating leases, whereby we record lease expense over the term of the lease with no asset or liability recorded on the balance sheet other than any related leasehold improvements. Under IFRS 16, we will recognize a right-of-use asset and a lease liability on the balance sheet.

When we adopt IFRS 16, we will recognize the cumulative effect of any changes in opening retained earnings with no changes to prior years.

BMO Financial Group Second Quarter Report 2019 41

Note 2: Securities

Classification of Securities

The bank’s fair value through profit or loss (“FVTPL”) securities of $12,904 million ($11,611 million as at October 31, 2018) are comprised of $2,897 million mandatorily measured at fair value and $10,007 million designated at fair value ($2,828 million and $8,783 million, respectively, as at October 31, 2018).

Our fair value through other comprehensive income (“FVOCI”) securities totalling $68,668 million ($62,440 million as at October 31, 2018), are net of allowance for credit losses of $3 million ($2 million as at October 31, 2018).

Amortized cost securities totalling $7,881 million ($6,485 million as at October 31, 2018), are net of allowance for credit losses of $1 million ($1 million as at October 31, 2018).

Unrealized Gains and Losses on FVOCI Securities

The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)				April 30, 2019				October 31, 2018
	Cost/	Gross	Gross		Cost/	Gross	Gross
	Amortized cost	unrealized gains	unrealized losses	Fair value	Amortized cost	unrealized gains	unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	12,882	56	10	12,928	12,884	1	80	12,805
Canadian provincial and municipal governments	7,517	91	2	7,606	6,896	8	42	6,862
U.S. federal government	17,337	229	97	17,469	17,403	4	584	16,823
U.S. states, municipalities and agencies	4,038	41	10	4,069	3,694	16	55	3,655
Other governments	6,307	78	3	6,382	4,818	2	30	4,790
National Housing Act (NHA) mortgage-backed securities (MBS)	2,365	21	1	2,385	2,382	6	18	2,370
U.S. agency MBS and collateralized mortgage obligations (CMO)	12,994	29	212	12,811	11,811	2	496	11,317
Corporate debt	4,898	55	4	4,949	3,783	6	33	3,756
Corporate equity	69	-	-	69	62	-	-	62
Total	68,407	600	339	68,668	63,733	45	1,338	62,440

  Unrealized gains (losses) are disclosed before the impact of any accounting hedges.

Interest Income on Debt Securities

The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
FVOCI - Debt	407	246	799	472
Amortized cost	48	43	88	92
Total	455	289	887	564

42 BMO Financial Group Second Quarter Report 2019

Note 3: Loans and Allowance for Credit Losses

Credit Risk Exposure

The following table sets out our credit risk exposure for all loans carried at amortized cost or FVTPL. Stage 1 represents those performing loans carried with a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)				April 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	75,639	140	-	75,779
Low	19,579	2,634	-	22,213
Medium	12,090	4,802	-	16,892
High	143	545	-	688
Not rated	4,550	230	-	4,780
Impaired	-	-	426	426
Allowance for credit losses	16	35	19	70
Carrying amount	111,985	8,316	407	120,708
Loans: Consumer instalment and other personal
Exceptionally low	20,711	21	-	20,732
Very low	15,043	146	-	15,189
Low	9,851	319	-	10,170
Medium	9,757	4,024	-	13,781
High	396	1,426	-	1,822
Not rated	2,116	135	-	2,251
Impaired	-	-	509	509
Allowance for credit losses	79	310	127	516
Carrying amount	57,795	5,761	382	63,938
Loans: Credit cards
Exceptionally low	2,386	1	-	2,387
Very low	1,129	16	-	1,145
Low	883	176	-	1,059
Medium	1,829	871	-	2,700
High	137	448	-	585
Not rated	590	1	-	591
Impaired	-	-	-	-
Allowance for credit losses	40	200	-	240
Carrying amount	6,914	1,313	-	8,227
Loans: Business and government (1)
Acceptable
Investment grade	128,949	843	-	129,792
Sub-investment grade	98,430	8,479	-	106,909
Watchlist	-	4,854	-	4,854
Impaired	-	-	1,400	1,400
Allowance for credit losses	255	370	259	884
Carrying amount	227,124	13,806	1,141	242,071
Commitments and financial guarantee contracts
Acceptable
Investment grade	128,763	345	-	129,108
Sub-investment grade	45,189	4,318	-	49,507
Watchlist	-	2,283	-	2,283
Impaired	-	-	319	319
Allowance for credit losses	125	100	27	252
Carrying amount	173,827	6,846	292	180,965

(1)	Includes customers’ liability under acceptances.

BMO Financial Group Second Quarter Report 2019 43

(Canadian $ in millions)				October 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	76,314	125	-	76,439
Low	18,975	2,479	-	21,454
Medium	12,621	3,765	-	16,386
High	90	445	-	535
Not rated	4,250	181	-	4,431
Impaired	-	-	375	375
Allowance for credit losses	20	37	19	76
Carrying amount	112,230	6,958	356	119,544
Loans: Consumer instalment and other personal
Exceptionally low	20,236	20	-	20,256
Very low	13,364	222	-	13,586
Low	12,581	364	-	12,945
Medium	7,707	4,153	-	11,860
High	357	1,427	-	1,784
Not rated	2,105	168	-	2,273
Impaired	-	-	521	521
Allowance for credit losses	83	312	143	538
Carrying amount	56,267	6,042	378	62,687
Loans: Credit cards
Exceptionally low	2,403	4	-	2,407
Very low	1,140	11	-	1,151
Low	943	107	-	1,050
Medium	1,742	874	-	2,616
High	108	428	-	536
Not rated	568	1	-	569
Impaired	-	-	-	-
Allowance for credit losses	39	191	-	230
Carrying amount	6,865	1,234	-	8,099
Loans: Business and government (1)
Acceptable
Investment grade	109,774	2,148	-	111,922
Sub-investment grade	88,348	7,308	-	95,656
Watchlist	-	4,423	-	4,423
Impaired	-	-	1,040	1,040
Allowance for credit losses	232	355	208	795
Carrying amount	197,890	13,524	832	212,246
Commitments and financial guarantee contracts
Acceptable
Investment grade	116,108	1,722	-	117,830
Sub-investment grade	44,895	3,426	-	48,321
Watchlist	-	1,650	-	1,650
Impaired	-	-	242	242
Allowance for credit losses	108	96	27	231
Carrying amount	160,895	6,702	215	167,812

(1)	Includes customers’ liability under acceptances.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

44 BMO Financial Group Second Quarter Report 2019

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $1,962 million at April 30, 2019 ($1,870 million at October 31, 2018) of which $1,710 million ($1,639 million at October 31, 2018) was recorded in loans and $252 million ($231 million at October 31, 2018) was recorded in other liabilities in our Consolidated Balance Sheet.

Changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

The following table shows the continuity in the loss allowance by each product type for the three months ended April 30, 2019:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at January 31, 2019	21	39	45	105
Transfer to Stage 1	7	(6)	(1)	-
Transfer to Stage 2	(1)	1	-	-
Transfer to Stage 3	-	(2)	2	-
Net remeasurement of loss allowance	(12)	6	2	(4)
Loan originations	1	-	-	1
Derecognitions and maturities	-	(1)	-	(1)
Total Provision for Credit Losses (“PCL”) (1)	(5)	(2)	3	(4)
Write-offs	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	2	2
Foreign exchange and other	-	-	(3)	(3)
Balance as at April 30, 2019	16	37	44	97
Loans: Consumer instalment and other personal
Balance as at January 31, 2019	90	326	135	551
Transfer to Stage 1	42	(39)	(3)	-
Transfer to Stage 2	(5)	20	(15)	-
Transfer to Stage 3	(1)	(26)	27	-
Net remeasurement of loss allowance	(47)	49	37	39
Loan originations	10	-	-	10
Derecognitions and maturities	(4)	(7)	-	(11)
Total PCL (1)	(5)	(3)	46	38
Write-offs	-	-	(69)	(69)
Recoveries of previous write-offs	-	-	18	18
Foreign exchange and other	1	1	(2)	-
Balance as at April 30, 2019	86	324	128	538
Loans: Credit cards
Balance as at January 31, 2019	75	215	-	290
Transfer to Stage 1	24	(24)	-	-
Transfer to Stage 2	(6)	6	-	-
Transfer to Stage 3	-	(39)	39	-
Net remeasurement of loss allowance	(20)	79	21	80
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(5)	-	(6)
Total PCL (1)	2	17	60	79
Write-offs	-	-	(83)	(83)
Recoveries of previous write-offs	-	-	23	23
Foreign exchange and other	-	(1)	-	(1)
Balance as at April 30, 2019	77	231	-	308
Loans: Business and government
Balance as at January 31, 2019	335	389	217	941
Transfer to Stage 1	39	(37)	(2)	-
Transfer to Stage 2	(8)	13	(5)	-
Transfer to Stage 3	-	(14)	14	-
Net remeasurement of loss allowance	(62)	80	34	52
Loan originations	50	-	-	50
Derecognitions and maturities	(24)	(15)	-	(39)
Total PCL (1)	(5)	27	41	63
Write-offs	-	-	(40)	(40)
Recoveries of previous write-offs	-	-	50	50
Foreign exchange and other	6	7	(8)	5
Balance as at April 30, 2019	336	423	260	1,019
Total as at April 30, 2019	515	1,015	432	1,962
Comprised of: Loans	390	915	405	1,710
Other credit instruments (2)	125	100	27	252

(1)	Excludes provision for credit losses on other assets of $nil.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2019 45

The following table shows the continuity in the loss allowance by each product type for the six months ended April 30, 2019:

(Canadian $ in millions)
For the six months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at October 31, 2018	20	38	44	102
Transfer to Stage 1	14	(13)	(1)	-
Transfer to Stage 2	(1)	3	(2)	-
Transfer to Stage 3	-	(4)	4	-
Net remeasurement of loss allowance	(20)	15	7	2
Loan originations	3	-	-	3
Derecognitions and maturities	-	(2)	-	(2)
Total PCL (1)	(4)	(1)	8	3
Write-offs	-	-	(7)	(7)
Recoveries of previous write-offs	-	-	5	5
Foreign exchange and other	-	-	(6)	(6)
Balance as at April 30, 2019	16	37	44	97
Loans: Consumer instalment and other personal
Balance as at October 31, 2018	90	326	144	560
Transfer to Stage 1	87	(80)	(7)	-
Transfer to Stage 2	(9)	44	(35)	-
Transfer to Stage 3	(3)	(52)	55	-
Net remeasurement of loss allowance	(94)	102	60	68
Loan originations	23	-	-	23
Derecognitions and maturities	(8)	(17)	-	(25)
Total PCL (1)	(4)	(3)	73	66
Write-offs	-	-	(153)	(153)
Recoveries of previous write-offs	-	-	72	72
Foreign exchange and other	-	1	(8)	(7)
Balance as at April 30, 2019	86	324	128	538
Loans: Credit cards
Balance as at October 31, 2018	74	219	-	293
Transfer to Stage 1	50	(50)	-	-
Transfer to Stage 2	(11)	11	-	-
Transfer to Stage 3	-	(79)	79	-
Net remeasurement of loss allowance	(44)	142	34	132
Loan originations	10	-	-	10
Derecognitions and maturities	(2)	(12)	-	(14)
Total PCL (1)	3	12	113	128
Write-offs	-	-	(159)	(159)
Recoveries of previous write-offs	-	-	46	46
Foreign exchange and other	-	-	-	-
Balance as at April 30, 2019	77	231	-	308
Loans: Business and government
Balance as at October 31, 2018	298	408	209	915
Transfer to Stage 1	108	(105)	(3)	-
Transfer to Stage 2	(25)	36	(11)	-
Transfer to Stage 3	-	(27)	27	-
Net remeasurement of loss allowance	(118)	139	70	91
Loan originations	110	-	-	110
Derecognitions and maturities	(47)	(35)	-	(82)
Total PCL (1)	28	8	83	119
Write-offs	-	-	(71)	(71)
Recoveries of previous write-offs	-	-	59	59
Foreign exchange and other	10	7	(20)	(3)
Balance as at April 30, 2019	336	423	260	1,019
Total as at April 30, 2019	515	1,015	432	1,962
Comprised of: Loans	390	915	405	1,710
Other credit instruments (2)	125	100	27	252

(1)	Excludes provision for credit losses on other assets of $(3) million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

46 BMO Financial Group Second Quarter Report 2019

The following table shows the continuity in the loss allowance by each product type for the three months ended April 30, 2018:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at January 31, 2018	26	27	47	100
Transfer to Stage 1	9	(8)	(1)	-
Transfer to Stage 2	-	2	(2)	-
Transfer to Stage 3	-	(3)	3	-
Net remeasurement of loss allowance	(18)	14	1	(3)
Loan originations	1	-	-	1
Derecognitions and maturities	-	(1)	-	(1)
Total PCL (1)	(8)	4	1	(3)
Write-offs	-	-	(3)	(3)
Recoveries of previous write-offs	-	-	2	2
Foreign exchange and other	1	-	(1)	-
Balance as at April 30, 2018	19	31	46	96
Loans: Consumer instalment and other personal
Balance as at January 31, 2018	79	317	129	525
Transfer to Stage 1	59	(55)	(4)	-
Transfer to Stage 2	(8)	30	(22)	-
Transfer to Stage 3	(1)	(51)	52	-
Net remeasurement of loss allowance	(49)	95	51	97
Loan originations	9	-	-	9
Derecognitions and maturities	(4)	(12)	-	(16)
Total PCL (1)	6	7	77	90
Write-offs	-	-	(78)	(78)
Recoveries of previous write-offs	-	-	22	22
Foreign exchange and other	1	4	(3)	2
Balance as at April 30, 2018	86	328	147	561
Loans: Credit cards
Balance as at January 31, 2018	76	255	-	331
Transfer to Stage 1	56	(56)	-	-
Transfer to Stage 2	(13)	13	-	-
Transfer to Stage 3	(1)	(52)	53	-
Net remeasurement of loss allowance	(49)	100	1	52
Loan originations	6	-	-	6
Derecognitions and maturities	-	(14)	-	(14)
Total PCL (1)	(1)	(9)	54	44
Write-offs	-	-	(81)	(81)
Recoveries of previous write-offs	-	-	27	27
Foreign exchange and other	2	-	-	2
Balance as at April 30, 2018	77	246	-	323
Loans: Business and government
Balance as at January 31, 2018	282	371	239	892
Transfer to Stage 1	18	(18)	-	-
Transfer to Stage 2	(3)	4	(1)	-
Transfer to Stage 3	-	(9)	9	-
Net remeasurement of loss allowance	(33)	30	32	29
Loan originations	33	-	-	33
Derecognitions and maturities	(15)	(22)	-	(37)
Total PCL (1)	-	(15)	40	25
Write-offs	-	-	(80)	(80)
Recoveries of previous write-offs	-	-	23	23
Foreign exchange and other	9	12	11	32
Balance as at April 30, 2018	291	368	233	892
Total as at April 30, 2018	473	973	426	1,872
Comprised of: Loans	383	866	398	1,647
Other credit instruments (2)	90	107	28	225

(1)	Excludes provision for credit losses on other assets of $4 million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

BMO Financial Group Second Quarter Report 2019 47

The following table shows the continuity in the loss allowance by each product type for the six months ended April 30, 2018:

(Canadian $ in millions)
For the six months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at November 1, 2017	16	34	49	99
Transfer to Stage 1	18	(17)	(1)	-
Transfer to Stage 2	(1)	4	(3)	-
Transfer to Stage 3	-	(6)	6	-
Net remeasurement of loss allowance	(19)	20	5	6
Loan originations	6	-	-	6
Derecognitions and maturities	(1)	(3)	-	(4)
Total PCL (1)	3	(2)	7	8
Write-offs	-	-	(10)	(10)
Recoveries of previous write-offs	-	-	4	4
Foreign exchange and other	-	(1)	(4)	(5)
Balance as at April 30, 2018	19	31	46	96
Loans: Consumer instalment and other personal
Balance as at November 1, 2017	76	357	137	570
Transfer to Stage 1	127	(119)	(8)	-
Transfer to Stage 2	(14)	62	(48)	-
Transfer to Stage 3	(2)	(103)	105	-
Net remeasurement of loss allowance	(111)	154	74	117
Loan originations	18	-	-	18
Derecognitions and maturities	(9)	(23)	-	(32)
Total PCL (1)	9	(29)	123	103
Write-offs	-	-	(144)	(144)
Recoveries of previous write-offs	-	-	39	39
Foreign exchange and other	1	-	(8)	(7)
Balance as at April 30, 2018	86	328	147	561
Loans: Credit cards
Balance as at November 1, 2017	83	254	-	337
Transfer to Stage 1	116	(116)	-	-
Transfer to Stage 2	(26)	26	-	-
Transfer to Stage 3	(1)	(101)	102	-
Net remeasurement of loss allowance	(105)	207	11	113
Loan originations	11	-	-	11
Derecognitions and maturities	(1)	(24)	-	(25)
Total PCL (1)	(6)	(8)	113	99
Write-offs	-	-	(163)	(163)
Recoveries of previous write-offs	-	-	50	50
Foreign exchange and other	-	-	-	-
Balance as at April 30, 2018	77	246	-	323
Loans: Business and government
Balance as at November 1, 2017	268	410	234	912
Transfer to Stage 1	51	(50)	(1)	-
Transfer to Stage 2	(13)	23	(10)	-
Transfer to Stage 3	-	(28)	28	-
Net remeasurement of loss allowance	(45)	54	86	95
Loan originations	66	-	-	66
Derecognitions and maturities	(34)	(40)	-	(74)
Total PCL (1)	25	(41)	103	87
Write-offs	-	-	(130)	(130)
Recoveries of previous write-offs	-	-	31	31
Foreign exchange and other	(2)	(1)	(5)	(8)
Balance as at April 30, 2018	291	368	233	892
Total as at April 30, 2018	473	973	426	1,872
Comprised of: Loans	383	866	398	1,647
Other credit instruments (2)	90	107	28	225

(1)	Excludes provision for credit losses on other assets of $4 million.
(2)	Recorded in other liabilities on the Consolidated Balance Sheet.

Loans and allowance for credit losses by geographic region are as follows:

(Canadian $ in millions)	April 30, 2019				October 31, 2018
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount
By geographic region (1):
Canada	254,015	186	715	253,114	244,837	189	689	243,959
United States	150,385	219	581	149,585	131,247	181	574	130,492
Other countries	10,552	-	9	10,543	9,546	-	6	9,540
Total	414,952	405	1,305	413,242	385,630	370	1,269	383,991

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $27 million for other credit instruments, which is included in other liabilities ($27 million as at October 31, 2018).
(3)	Excludes allowance for credit losses on performing loans of $225 million for other credit instruments, which is included in other liabilities ($204 million as at October 31, 2018).

48 BMO Financial Group Second Quarter Report 2019

Renegotiated Loans

The carrying value of our renegotiated loans was $1,183 million as at April 30, 2019 ($1,129 million as at October 31, 2018), with $557 million classified as performing as at April 30, 2019 ($541 million as at October 31, 2018). Renegotiated loans of $3 million and $8 million, respectively, were written off in the three and six months ended April 30, 2019 ($26 million and $33 million, respectively, for the three and six months ended April 30, 2018).

Note 4: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the NHA-MBS program and under our own program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

During the three and six months ended April 30, 2019, we sold $1,024 million and $2,864 million, respectively, of loans to these programs ($3,419 million and $4,418 million, respectively, for the three and six months ended April 30, 2018).

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		April 30, 2019		October 31, 2018
	Carrying amount of assets (1)	Carrying amount of associated liabilities	Carrying amount of assets (1)	Carrying amount of associated liabilities
Residential mortgages	6,072		5,569
Other related assets (2)	11,096		11,640
Total (3)	17,168	16,694	17,209	16,925

(1)	Carrying amount of loans is net of allowance for credit losses.
(2)

Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying amount of the securitized assets in the above table.

(3)

The fair values of assets and associated liabilities are $17,126 million and $16,869 million, respectively, as at April 30, 2019 ($17,105 million and $16,763 million, respectively, as at October 31, 2018).

During the three and six months ended April 30, 2019, we sold and derecognized $72 million and $181 million, respectively, of mortgage loans purchased or originated in the U.S. ($201 million and $430 million, respectively, for the three and six months ended April 30, 2018). We retain the mortgage servicing rights for these loans, which represent our continuing involvement. As at April 30, 2019, the carrying value of the mortgage servicing rights was $49 million ($52 million as at October 31, 2018).

Note 5: Acquisitions

KGS-Alpha Capital Markets (“KGS”)

On September 1, 2018, we completed the acquisition of the business of KGS, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market, for cash consideration of US$304 million (CAD$397 million). During the three months ended January 31, 2019, the purchase price decreased to US$303 million (CAD$396 million) due to a post-closing adjustment based upon working capital. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $49 million and goodwill of $54 million. The intangible assets are being amortized over three to fourteen years on an accelerated basis. Goodwill of $32 million related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
KGS
Securities - trading	5,193
Securities borrowed or purchased under resale agreements	5,669
Goodwill and intangible assets	103
Other Assets	583
Total assets	11,548
Securities lent or sold under repurchase agreements	9,563
Securities sold but not yet purchased	1,431
Other liabilities	158
Purchase price	396

  The purchase price allocation for KGS is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Second Quarter Report 2019 49

Note 6: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4) (5)		Total
	April 30, 2019	October 31, 2018	April 30, 2019	October 31, 2018	April 30, 2019	October 31, 2018	April 30, 2019	October 31, 2018	April 30, 2019	October 31, 2018
Deposits by:
Banks (1)	1,459	1,450	1,567	1,400	1,035	526	26,238	24,531	30,299	27,907
Business and government	25,026	25,266	33,357	33,984	74,092	67,026	192,288	185,901	324,763	312,177
Individuals	3,451	3,476	22,237	21,345	93,118	90,233	74,969	65,790	193,775	180,844
Total (2) (3)	29,936	30,192	57,161	56,729	168,245	157,785	293,495	276,222	548,837	520,928
Booked in:
Canada	23,941	21,735	47,957	47,231	86,146	82,091	177,142	160,069	335,186	311,126
United States	5,001	7,395	9,187	9,477	80,767	74,476	81,021	86,805	175,976	178,153
Other countries	994	1,062	17	21	1,332	1,218	35,332	29,348	37,675	31,649
Total	29,936	30,192	57,161	56,729	168,245	157,785	293,495	276,222	548,837	520,928

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)

As at April 30, 2019 and October 31, 2018, total deposits payable on a fixed date included $31,767 million and $29,673 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2019 and October 31, 2018 are $268,320 million and $259,747 million, respectively, of deposits denominated in U.S. dollars, and $39,956 million and $37,427 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $261,028 million of deposits, each greater than one hundred thousand dollars, of which $162,543 million were booked in Canada, $63,161 million were booked in the United States and $35,324 million were booked in other countries ($246,685 million, $145,574 million, $71,770 million and $29,341 million, respectively, as at October 31, 2018). Of the $162,543 million of deposits booked in Canada, $71,007 million mature in less than three months, $3,162 million mature in three to six months, $15,103 million mature in six to twelve months and $73,271 million mature after twelve months ($145,574 million, $55,190 million, $3,836 million, $12,909 million and $73,639 million, respectively, as at October 31, 2018).

(5)

Includes $9,164 million of senior unsecured debt as at April 30, 2019 subject to the Bank Recapitalization (Bail-In) regime ($37 million as at October 31, 2018). The Bail-In regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Subordinated Debt

During the three and six months ended April 30, 2019, we did not issue or redeem any subordinated debt.

Note 7: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2019		October 31, 2018
	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares - Classified as Equity
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	Not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - Series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - Series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - Series 43	(2)(3)
Class B – Series 44	16,000,000	400	16,000,000	400	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	-	-	Class B - Series 47	(2)(3)
		4,690		4,340
Common Shares (4) (5)	638,760,869	12,939	639,329,625	12,929
Share Capital		17,629		17,269

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2018 on pages 182 and 192 of our 2018 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares issued include a non-viability contingent capital provision, which is necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability. In such an event, each preferred share is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the share value of the preferred share issuance (including declared and unpaid dividends on such preferred share issuance) by the conversion price and then times the multiplier.

(4)	The stock options issued under the Stock Option Plan are convertible into 6,593,167 common shares as at April 30, 2019 (6,095,201 common shares as at October 31, 2018).
(5)

During the three and six months ended April 30, 2019, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan; we issued 357,233 and 431,244 common shares, respectively, under the Stock Option Plan.

50 BMO Financial Group Second Quarter Report 2019

Preferred Shares

On April 17, 2019, we issued 14 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)), at a price of $25 per share, for gross proceeds of $350 million. For the initial five year period to the earliest redemption date of May 25, 2024, the shares pay quarterly cash dividends, if declared, at a rate of 5.1% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.51%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 47 (Preferred Shares Series 47), subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Shares Series 47 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared, equal to the 3-month Government of Canada Treasury Bill yield plus 3.51%.

During the three and six months ended April 30, 2019, we did not redeem any preferred shares.

On March 29, 2019, we announced that we did not intend to exercise our right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 27 (Preferred Shares Series 27) on May 25, 2019. As a result, subject to certain conditions, the holders of Preferred Shares Series 27 had the right, at their option, by May 10, 2019, to convert any or all of their Preferred Shares Series 27 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares Series 28 (Preferred Shares Series 28). During the conversion period, which ran from April 25, 2019 to May 10, 2019, 412,564 Preferred Shares Series 27 were tendered for conversion into Preferred Shares Series 28, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 27 prospectus supplement dated April 16, 2014. As a result, no Preferred Shares Series 28 will be issued and holders of Preferred Shares Series 27 will retain their shares. The dividend rate for the Preferred Shares Series 27 for the five year period commencing on May 25, 2019, and ending on May 24, 2024, will be 3.852%.

Common Shares

During the three months ended April 30, 2019, we did not purchase for cancellation any common shares under the normal course issuer bid (“NCIB”) which expires on May 31, 2019. During the six months ended April 30, 2019, 1 million common shares were purchased for cancellation under this program.

As previously announced, subject to receiving Toronto Stock Exchange approval, we will establish a new NCIB that will permit us to purchase for cancellation up to 15 million common shares over a 12-month period commencing on or about June 3, 2019. The NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels. We will consult with OSFI before making purchases under the NCIB.

Capital Trust Securities

On December 31, 2018, BMO Capital Trust II redeemed all of its issued and outstanding BMO Tier 1 Notes - Series A at a redemption amount equal to $1,000 for an aggregate redemption of $450 million, plus accrued and unpaid interest to but excluding the redemption date.

Note 8: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2018 on pages 184 to 190 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2019		October 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	7,881	7,855	6,485	6,288
Loans (1)
Residential mortgages	120,708	120,590	119,544	118,609
Consumer instalment and other personal	63,938	64,109	62,687	62,618
Credit cards	8,227	8,227	8,099	8,099
Business and government (2)	217,578	218,195	192,225	191,989
	410,451	411,121	382,555	381,315

Deposits (3)	532,695	533,352	506,742	506,581
Securitization and structured entities’ liabilities	25,621	25,757	25,051	24,838
Subordinated debt	6,953	7,168	6,782	6,834

This table excludes financial instruments with a carrying value approximating fair value, including cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Carrying value of loans is net of allowance.
(2)	Excludes $2,816 million of loans classified as FVTPL as at April 30, 2019 ($1,450 million as at October 31, 2018).
(3)	Excludes $16,142 million of structured note liabilities designated at fair value through profit or loss and accounted for at fair value ($14,186 million as at October 31, 2018).

BMO Financial Group Second Quarter Report 2019 51

Financial Instruments Designated at Fair Value

Most of our structured note liabilities included in deposits have been designated at fair value through profit or loss which aligns the accounting result with the way the portfolio is managed. The fair value and notional amount due at contractual maturity of these structured notes as at April 30, 2019 were $16,142 million and $15,701 million, respectively ($14,186 million and $14,548 million, respectively, as at October 31, 2018). The change in fair value of these structured notes was recorded as a decrease of $365 million and a decrease of $765 million in non-interest revenue, trading revenue and a decrease of $121 million and a decrease of $14 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and six months ended April 30, 2019 (an increase of $197 million and a decrease of $72 million recorded in non-interest revenue, trading revenue, and an increase of $49 million and a decrease of $41 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and six months ended April 30, 2018). The impact of economic hedges used to manage the exposure is also recorded in non-interest revenue, trading revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to April 30, 2019 was an unrealized loss of $345 million, of this an unrealized loss of $269 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Consolidated Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at April 30, 2019 of $10,007 million ($8,783 million as at October 31, 2018) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $337 million and $593 million in non-interest revenue, insurance revenue, respectively, for the three and six months ended April 30, 2019 (a decrease of $124 million and $134 million, respectively, for the three and six months ended April 30, 2018).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at April 30, 2019 of $952 million ($800 million as at October 31, 2018) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $24 million and an increase of $61 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and six months ended April 30, 2019 (an increase of $1 million and a decrease of $13 million, respectively, for the three and six months ended April 30, 2018). For the three and six months ended April 30, 2019, a decrease of $13 million and a decrease of $12 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (an increase of $8 million and a decrease of $2 million, respectively, for the three and six months ended April 30, 2018). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. We exercise a degree of judgement in determining whether the market from which a quoted price has been obtained is active. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading and FVTPL securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

52 BMO Financial Group Second Quarter Report 2019

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, loans, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)				April 30, 2019
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,176	1,665	-	9,841
Canadian provincial and municipal governments	3,998	4,815	-	8,813
U.S. federal government	11,516	823	-	12,339
U.S. states, municipalities and agencies	47	626	-	673
Other governments	1,231	648	-	1,879
NHA MBS, U.S. agency MBS and CMO	35	9,384	215	9,634
Corporate debt	2,022	5,601	7	7,630
Loans	-	263	-	263
Corporate equity	49,918	1	-	49,919
	76,943	23,826	222	100,991
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	434	91	-	525
Canadian provincial and municipal governments	285	797	-	1,082
U.S. federal government	1	70	-	71
Other governments	-	31	-	31
NHA MBS, U.S. agency MBS and CMO	-	6	-	6
Corporate debt	79	7,616	-	7,695
Corporate equity	1,522	65	1,907	3,494
	2,321	8,676	1,907	12,904
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	10,692	2,236	-	12,928
Canadian provincial and municipal governments	4,744	2,862	-	7,606
U.S. federal government	15,302	2,167	-	17,469
U.S. states, municipalities and agencies	-	4,068	1	4,069
Other governments	2,544	3,838	-	6,382
NHA MBS, U.S. agency MBS and CMO	-	15,196	-	15,196
Corporate debt	1,126	3,823	-	4,949
Corporate equity	-	-	69	69
	34,408	34,190	70	68,668
Business and government Loans	-	644	2,172	2,816
Fair Value Liabilities
Securities sold but not yet purchased	27,930	4,093	-	32,023
Structured note liabilities and other note liabilities	-	16,142	-	16,142
Investment contract liabilities	-	952	-	952
	27,930	21,187	-	49,117
Derivative Assets
Interest rate contracts	7	8,725	-	8,732
Foreign exchange contracts	5	9,506	-	9,511
Commodity contracts	113	1,261	-	1,374
Equity contracts	178	781	-	959
Credit default swaps	-	51	-	51
	303	20,324	-	20,627
Derivative Liabilities
Interest rate contracts	13	6,728	-	6,741
Foreign exchange contracts	3	10,568	-	10,571
Commodity contracts	182	1,030	-	1,212
Equity contracts	98	2,826	-	2,924
Credit default swaps	-	101	-	101
	296	21,253	-	21,549

BMO Financial Group Second Quarter Report 2019 53

(Canadian $ in millions)				October 31, 2018
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,107	1,213	-	10,320
Canadian provincial and municipal governments	4,013	4,689	-	8,702
U.S. federal government	9,465	52	-	9,517
U.S. states, municipalities and agencies	78	1,138	-	1,216
Other governments	1,210	201	-	1,411
NHA MBS, U.S. agency MBS and CMO	60	8,869	255	9,184
Corporate debt	2,973	6,218	7	9,198
Loans	-	199	-	199
Corporate equity	49,946	4	-	49,950
	76,852	22,583	262	99,697
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	328	103	-	431
Canadian provincial and municipal governments	219	727	-	946
U.S. federal government	69	-	-	69
NHA MBS, U.S. agency MBS and CMO	-	7	-	7
Corporate debt	178	6,643	-	6,821
Corporate equity	1,378	134	1,825	3,337
	2,172	7,614	1,825	11,611
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	11,978	827	-	12,805
Canadian provincial and municipal governments	3,315	3,547	-	6,862
U.S. federal government	16,823	-	-	16,823
U.S. states, municipalities and agencies	14	3,640	1	3,655
Other governments	3,143	1,647	-	4,790
NHA MBS, U.S. agency MBS and CMO	-	13,687	-	13,687
Corporate debt	1,959	1,797	-	3,756
Corporate equity	-	-	62	62
	37,232	25,145	63	62,440
Business and government Loans	-	-	1,450	1,450
Fair Value Liabilities
Securities sold but not yet purchased	26,336	2,468	-	28,804
Structured note liabilities and other note liabilities	-	14,186	-	14,186
Investment contract liabilities	-	800	-	800
	26,336	17,454	-	43,790
Derivative Assets
Interest rate contracts	18	8,959	-	8,977
Foreign exchange contracts	16	12,983	-	12,999
Commodity contracts	166	1,894	-	2,060
Equity contracts	286	1,872	-	2,158
Credit default swaps	-	10	-	10
	486	25,718	-	26,204
Derivative Liabilities
Interest rate contracts	14	8,620	-	8,634
Foreign exchange contracts	2	11,852	-	11,854
Commodity contracts	295	1,161	-	1,456
Equity contracts	246	2,183	1	2,430
Credit default swaps	-	36	1	37
	557	23,852	2	24,411

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2019. As at April 30, 2019, we refined our judgement of whether quoted prices for fixed income securities were obtained from markets that are active or not in the determination of whether a security should be Level 1 or Level 2, with the result that certain securities are shown as a transfer to Level 2 in the quarter.

During the three and six months ended April 30, 2019, $1,954 million and $3,658 million, respectively, of trading securities, $141 million and $464 million, respectively, of FVTPL securities, and $7,282 million and $7,889 million, respectively, of FVOCI securities were transferred from Level 1 to Level 2 due to our refined approach and reduced observability of the inputs used to value these securities. During the three and six months ended April 30, 2019, $2,700 million and $3,359 million, respectively, of trading securities, $248 million and $352 million, respectively, of FVTPL securities and $464 million and $1,575 million, respectively, of FVOCI securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

54 BMO Financial Group Second Quarter Report 2019

During the three and six months ended April 30, 2019, $26 million and $45 million, respectively, of trading securities were transferred from Level 2 to Level 3 due to changes in the market observability of inputs used in pricing these securities, $18 million and $35 million, respectively, were transferred from Level 3 to Level 2 due to the availability of observable price inputs used to value these securities.

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2019, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
(Canadian $ in millions) For the three months ended April 30, 2019	Balance January 31, 2019	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2019	Change in unrealized gains (losses) recorded in income for instruments still held
Trading Securities
NHA MBS and U.S. agency MBS and CMO	231	(2)	5	87	(114)	-	26	(18)	215	(6)
Corporate debt	6	-	-	6	(5)	-	-	-	7	-
Total trading securities	237	(2)	5	93	(119)	-	26	(18)	222	(6)
FVTPL Securities
Corporate equity	1,786	(4)	27	124	(26)	-	-	-	1,907	4
Total FVTPL securities	1,786	(4)	27	124	(26)	-	-	-	1,907	4
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	64	-	-	5	-	-	-	-	69	na
Total FVOCI securities	65	-	-	5	-	-	-	-	70	na
Business and government Loans	2,429	-	48	97	-	(402)	-	-	2,172	-
Fair Value Liabilities
Securities sold but not yet purchased	7	-	-	(7)	-	-	-	-	-	-
Total fair value liabilities	7	-	-	(7)	-	-	-	-	-	-
Derivative Liabilities
Equity contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	1	-	-	-	-	-	-	(1)	-	-
Total derivative liabilities	1	-	-	-	-	-	-	(1)	-	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations
(2)	Includes proceeds on securities sold but not yet purchased.

  na – Not applicable

		Change in fair value
(Canadian $ in millions) For the six months ended April 30, 2019	Balance October 31, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales (2)	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2019	Change in unrealized gains (losses) recorded in income for instruments still held
Trading Securities
NHA MBS and U.S. agency MBS and CMO	255	(7)	4	183	(230)	-	45	(35)	215	(7)
Corporate debt	7	-	-	6	(6)	-	-	-	7	-
Total trading securities	262	(7)	4	189	(236)	-	45	(35)	222	(7)
FVTPL Securities
Corporate equity	1,825	10	23	247	(198)	-	-	-	1,907	20
Total FVTPL	1,825	10	23	247	(198)	-	-	-	1,907	20
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	62	-	-	7	-	-	-	-	69	na
Total FVOCI securities	63	-	-	7	-	-	-	-	70	na
Business and government Loans	1,450	7	44	1,214	-	(543)	-	-	2,172	-
Fair Value Liabilities
Securities sold but not yet purchased	-	-	-	(7)	7	-	-	-	-	-
Total fair value liabilities	-	-	-	(7)	7	-	-	-	-	-
Derivative Liabilities
Equity contracts	1	-	-	-	-	-	-	(1)	-	-
Credit default swaps	1	-	-	-	-	-	-	(1)	-	-
Total derivative liabilities	2	-	-	-	-	-	-	(2)	-	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations
(2)	Includes proceeds on securities sold but not yet purchased.

  na – Not applicable

BMO Financial Group Second Quarter Report 2019 55

Note 9: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our target credit ratings; underpins our operating groups’ business strategies; and supports depositor, investor and regulator confidence, while building long-term shareholder value.

As at April 30, 2019, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (D-SIBs), a Countercyclical Buffer and a 1.75% Domestic Stability Buffer (DSB) applicable to D-SIBs. Our capital position as at April 30, 2019 is detailed in the Capital Management section of Management’s Discussion and Analysis of the Second Quarter 2019 Report to Shareholders.

Note 10: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2019 and 2018. During the six months ended April 30, 2019, we granted a total of 931,047 stock options (705,398 stock options during the six months ended April 30, 2018). The weighted-average fair value of options granted during the six months ended April 30, 2019 was $10.23 per option ($11.30 per option for the six months ended April 30, 2018).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2019	April 30, 2018
Expected dividend yield	5.7%	4.1%
Expected share price volatility	20.0% - 20.1%	17.0% - 17.3%
Risk-free rate of return	2.5%	2.1%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	89.90	100.63

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Current service cost	48	53	3	8
Net interest (income) expense on net defined benefit (asset) liability	(4)	(2)	9	11
Administrative expenses	1	1	-	-
Benefits expense	45	52	12	19
Canada and Quebec pension plan expense	26	24	-	-
Defined contribution expense	36	31	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	107	107	12	19

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Current service cost	96	105	5	15
Net interest (income) expense on net defined benefit (asset) liability	(9)	(4)	19	23
Past service income	(5)	-	-	-
Administrative expenses	2	2	-	-
Benefits expense	84	103	24	38
Canada and Quebec pension plan expense	47	44	-	-
Defined contribution expense	90	90	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	221	237	24	38

56 BMO Financial Group Second Quarter Report 2019

Note 11: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic Earnings Per Share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2019	April 30, 2018	April 30, 2019	April 30, 2018
Net income attributable to bank shareholders	1,497	1,246	3,007	2,219
Dividends on preferred shares	(48)	(46)	(100)	(91)
Net income available to common shareholders	1,449	1,200	2,907	2,128
Weighted-average number of common shares outstanding (in thousands)	638,574	643,734	638,753	645,735
Basic earnings per share (Canadian $)	2.27	1.87	4.55	3.30
Diluted Earnings Per Share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,449	1,200	2,907	2,128
Weighted-average number of common shares outstanding (in thousands)	638,574	643,734	638,753	645,735
Effect of dilutive instruments
Stock options potentially exercisable (1)	6,037	5,497	5,356	5,711
Common shares potentially repurchased	(4,351)	(3,604)	(3,787)	(3,671)
Weighted-average number of diluted common shares outstanding (in thousands)	640,260	645,627	640,322	647,775
Diluted earnings per share (Canadian $)	2.26	1.86	4.54	3.29

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 687,059 and 1,343,031 with a weighted-average exercise price of $104.14 and $101.82, respectively, for the three and six months ended April 30, 2019 (1,683,632 and 1,584,274 with a weighted-average exercise price of $119.63 and $120.68, respectively, for the three and six months ended April 30, 2018) as the average share price for the period did not exceed the exercise price.

Note 12: Income Taxes

During the quarter ended April 30, 2019, Canada Revenue Agency (CRA) proposed to reassess us for additional taxes and interest in an amount of approximately $250 million in respect of certain 2014 Canadian corporate dividends. In prior fiscal years, we were reassessed by the CRA for additional income taxes and interest of approximately $361 million for certain 2011-2013 Canadian corporate dividends. In its reassessments, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” The tax rules raised by the CRA in the reassessments were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. In the future, we expect to be reassessed for significant income tax for similar activities in 2015 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 25 of the consolidated financial statements for the year ended October 31, 2018 on pages 203 to 205 of the Annual Report.

BMO Financial Group Second Quarter Report 2019 57

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2019	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,407	1,035	230	599	(136)	3,135
Non-interest revenue	514	281	1,612	630	41	3,078
Total Revenue	1,921	1,316	1,842	1,229	(95)	6,213
Provision for (recovery of) credit losses on impaired loans	122	18	(1)	12	(1)	150
Provision for credit losses on performing loans	16	5	1	3	1	26
Total Provision for credit losses	138	23	-	15	-	176
Insurance claims, commissions and changes in policy benefit liabilities	-	-	561	-	-	561
Amortization	84	117	64	38	-	303
Non-interest expense	868	658	818	849	99	3,292
Income (loss) before taxes	831	518	399	327	(194)	1,881
Provision for (recovery of) income taxes	216	112	94	78	(116)	384
Net Income	615	406	305	249	(78)	1,497
Average Assets	235,680	124,725	40,402	344,427	75,742	820,976

For the three months ended April 30, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,338	936	204	319	(131)	2,666
Non-interest revenue	492	269	1,380	723	50	2,914
Total Revenue	1,830	1,205	1,584	1,042	(81)	5,580
Provision for (recovery of) credit losses on impaired loans	131	66	1	(16)	(10)	172
Provision for (recovery of) credit losses on performing loans	(3)	(12)	(1)	3	1	(12)
Provision for (recovery of) credit losses	128	54	-	(13)	(9)	160
Insurance claims, commissions and changes in policy benefit liabilities	-	-	332	-	-	332
Amortization	79	115	60	31	-	285
Non-interest expense	830	596	802	640	372	3,240
Income (loss) before taxes	793	440	390	384	(444)	1,563
Provision for (recovery of) income taxes	205	92	94	98	(172)	317
Net Income	588	348	296	286	(272)	1,246
Average Assets	223,182	108,624	35,246	302,772	73,814	743,638

(Canadian $ in millions)
For the six months ended April 30, 2019	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,840	2,094	462	1,160	(249)	6,307
Non-interest revenue	1,035	560	3,520	1,201	107	6,423
Total Revenue	3,875	2,654	3,982	2,361	(142)	12,730
Provision for (recovery of) credit losses on impaired loans	236	33	1	13	(6)	277
Provision for (recovery of) credit losses on performing loans	22	(4)	1	17	-	36
Total provision for (recovery of) credit losses	258	29	2	30	(6)	313
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,487	-	-	1,487
Amortization	163	229	131	71	-	594
Non-interest expense	1,750	1,314	1,646	1,608	240	6,558
Income (loss) before taxes	1,704	1,082	716	652	(376)	3,778
Provision for (recovery of) income taxes	442	232	172	148	(223)	771
Net Income	1,262	850	544	504	(153)	3,007
Average Assets	233,583	122,346	39,559	342,316	82,781	820,585

For the six months ended April 30, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	2,718	1,839	404	881	(301)	5,541
Non-interest revenue	1,015	537	2,786	1,245	94	5,677
Total Revenue	3,733	2,376	3,190	2,126	(207)	11,218
Provision for (recovery of) credit losses on impaired loans	228	143	2	(17)	(10)	346
Provision for (recovery of) credit losses on performing loans	1	(42)	(3)	(1)	-	(45)
Provision for (recovery of) credit losses	229	101	(1)	(18)	(10)	301
Insurance claims, commissions and changes in policy benefit liabilities	-	-	693	-	-	693
Amortization	160	227	117	60	-	564
Non-interest expense	1,687	1,193	1,640	1,333	508	6,361
Income (loss) before taxes	1,657	855	741	751	(705)	3,299
Provision for income taxes	423	197	179	194	87	1,080
Net Income	1,234	658	562	557	(792)	2,219
Average Assets	222,402	106,383	34,755	299,031	72,846	735,417

(1)	Corporate Services includes Technology and Operations.

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy (Note 1).

58 BMO Financial Group Second Quarter Report 2019